Exhibit 99.1

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

1.	INTRODUCTION

This discussion and analysis of financial position, results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008.  Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is August 14, 2009. The quarterly financial statements accompanying this MD&A have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and our wholly-owned subsidiaries, unless otherwise indicated. Our principal wholly-owned subsidiary companies are:

•	Entrée LLC, a Mongolian limited liability company,
•	Entrée Resources LLC, a Mongolian limited liability company,
•	Entrée Gold (US) Inc., an Arizona corporation, and,
•	Beijing Entrée Minerals Technology Company Limited, a wholly-foreign owned enterprise (WFOE) in China.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.	OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have exploration properties in Mongolia, China, and the USA.

In Mongolia, we hold four mineral exploration licences granted by the Mineral Resources and Petroleum Authority of Mongolia.  Two of these mineral exploration licences have been registered in the name of our Mongolian subsidiary Entrée LLC.  The Company is in the process of converting these two exploration licences to mining licences. The other licences (Togoot and Manlai) are registered in the name of Entrée Resources LLC. Three of these exploration licences cover contiguous parcels of land which comprise the Company’s “Lookout Hill” property.  As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on a portion of Lookout Hill subject to an Earn-In Agreement (see details below). In accordance with the Earn-In Agreement, Entrée and Ivanhoe formed a joint venture on terms annexed to the Earn-In Agreement.  Currently, further development of the joint venture property is subject to finalizing an investment agreement with the government of Mongolia.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

In July 2007, the Company entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.

In November 2007, we entered into an earn-in agreement with the Zhejiang No. 11 Geological Brigade to acquire a 78% interest in the Huaixi property in Zhejiang Province in Southeast China.

In January 2008, the Company entered into an additional agreement with Empirical to explore for and develop porphyry copper targets within a specified area around Bisbee, Arizona.  This agreement is separate from the August 2007 agreement with Empirical.

In July 2009, the Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) to explore for and develop porphyry copper targets in the Yerington porphyry copper district of western Nevada.  HoneyBadger has assembled a substantial land package covering over 12,500 acres (5,080 hectares), known as the Yerington West Project.  Under the terms of the agreement, Entrée may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property.  The agreement is subject to completion of due diligence and regulatory approval.

The Company trades on three stock exchanges:  the Toronto Stock Exchange (TSX:ETG), the NYSE Amex (NYSE Amex:EGI) and the Frankfurt Stock Exchange (FWB:EKA, WKN 121411).

Equity Participation and Earn-In Agreement and Joint Venture with Ivanhoe Mines

Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd., title holder of the Oyu Tolgoi copper-gold deposit, which is located adjacent to and is surrounded by Entrée’s Lookout Hill property (see map on page 3). This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Ivanhoe Mines Mongolia Inc. XXK, (collectively, “Ivanhoe Mines”).

Under the Earn-in Agreement Ivanhoe Mines earned a participating interest in a mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Project Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Project Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.  During the twelve months to June 30, 2009, the joint venture expended approximately $1.9 million. Ivanhoe has advanced to Entrée its 20% portion of the expenditures.

Ivanhoe has a right of first refusal to the remainder of the Lookout Hill property, not subject to the Earn-In Agreement.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

The Project Property subject to the joint venture is shown below:

Entree Gold Inc./Ivanhoe Mines
Project Property Boundaries
Nomkhon Bohr
Khar Suul
Togoot Camp
Coking Flats
Ukhaa Tolgod
Khatnii Guya
Ring Dyke
Bayan Ovoo
Togoot Licence 3136X
(100% Entrée)
Tavan Tolgoi - China Coal Road
Shivee Tolgoi Licence 3148X
(100% Entrée)
Shivee Camp
Zone III
Zone I
Tom Bogd
Shivee Tolgoi Licence 3148X
(Entrée-Ivanhoe Joint Venture Property)
Ulaan Khud
Hugo North Extension Cu-Au Deposit
Oyu Tolgoi (Ivanhoe)
Javhlant Licence 3150X
(Entrée-Ivanhoe Joint Venture Property)
Heruga Cu-Au-Mo Deposit
Coal Target
Copper/Gold Target
Mineral Deposit
N
W
E
S
0 2.5 5 10
kilometres

Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.

At June 30, 2009, Ivanhoe Mines owned approximately 14.6% of Entrée’s issued and outstanding shares.

At June 30, 2009, Rio Tinto owned approximately 15.8% of Entrée’s issued and outstanding shares.

Mongolian Government

In 2008, the Mongolian people returned a MPRP majority to government and S. Bayar was again confirmed as Prime Minister.  Several opposition Democratic Party members were invited into the newly formed cabinet.  N. Elbegdorj, the Democratic Party candidate, was elected as President in May 2009.  Both the Prime Minister and the President have indicated their desire for the successful completion of an Investment Agreement between Ivanhoe Mines and the Mongolian Government.  This agreement will allow the Oyu Tolgoi project to advance to production.  Negotiations towards the finalization of this agreement are in progress.

Entrée continues to monitor developments in Mongolia, and maintains regular contact with Rio Tinto and Ivanhoe Mines regarding this matter.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

Corporate Information

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiaries, Entrée LLC and Entrée Resources LLC.  We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia.  Operations in the U.S. are conducted through field offices set-up for specific projects.  Entrée leases an office in Beijing for the purposes of managing operations in China.  The Company has received a licence for its Chinese business entity and has completed all business registrations.

We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our joint venture with Ivanhoe Mines and our promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.  Our most recent efforts have resulted in an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) to acquire up to an 80% interest in highly prospective ground near Yerington, Nevada subject to due diligence and regulatory approval.

Mineral Resource Estimate

Hugo North Extension

In February 2006, Entrée announced that a mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial Inferred Resource for the northern extension of the Hugo North deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi licence.  The drilling and exploration work that resulted in the preparation of this Inferred Resource estimate was conducted in order for Ivanhoe Mines to earn an interest in Lookout Hill.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 grams per tonne (“g/t”) gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold.  In addition, the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold (see Table 1 on Page 7).  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Heruga

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit, under the supervision of Quantitative Geoscience Pty Ltd., of Perth, Australia (QG).  Heruga is estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 parts per million (“ppm”) molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade(see Table 2 on page 7).  Based on these figures, the Heruga deposit is estimated to contain at least 8.0 billion pounds of copper and 13.4 million ounces of gold.  Drilling was conducted by project operator, Ivanhoe Mines.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

Listing of Common Stock on Other Stock Exchanges

Trading of our shares of common stock commenced on the NYSE Amex effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

3.	REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Depreciation	$38,393	$50,028	$75,538	$103,375
General and administrative	738,411	610,681	1,352,841	1,518,199
Interest income	(80,161)	(537,010)	(301,841)	(1,213,192)
Stockholder communications and investor relations	140,268	189,026	269,545	341,168
Mineral property interests	2,840,854	1,660,545	4,696,180	2,662,875
Fair value adjustment to asset backed commercial paper	-	-	-	489,623
Loss from equity investee	22,454		22,454	-
Stock-based compensation	25,613	2,116,821	1,326,834	2,166,689
Net loss	$3,725,832	$4,090,091	$7,441,551	$6,068,737

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

Mineral properties expenditures are summarized as follows:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Lookout Hill	$1,871,289	$1,099,352	$3,123,274	$1,420,064
Manlai	1,690	4,834	8,210	9,692
Empirical	76,037	698,835	104,515	1,170,727
Bisbee	10,363	99,413	82,802	168,373
Lordsburg	468,948	11,846	953,459	11,846
Huaixi	287,916	103,391	434,934	189,727
Other	124,611	95,167	149,257	144,749
Total costs	2,840,854	2,112,838	4,856,451	3,115,178
Less stock-based compensation	-	(452,303)	(160,271)	(452,303)
Total expenditures, cash	$2,840,854	$1,660,535	$4,696,180	$2,662,875

A)   EXPLORATION

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

This section uses the term “Inferred and Indicated Mineral Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred and Indicated Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Mineral Resource exists, or is economically or legally mineable.

i.	Ivanhoe Mines Joint Venture

As discussed earlier, Ivanhoe Mines commenced an aggressive exploration program on the Project Property in 2004 under the terms of the Earn-In Agreement.  This program was designed to determine if the Oyu Tolgoi mineralized system continued onto Entrée’s Lookout Hill ground, within the Project Property area.  Ivanhoe Mines has spent $35 million to earn an 80% interest in a joint venture with Entrée and the joint venture has spent a further $1.9 million on the Project Property up to June 30, 2009. To date, Ivanhoe Mines has outlined two deposits on the Project Property: the Hugo North Extension, which contains indicated and inferred resource estimates and the Heruga Deposit, which contains an inferred resource estimate.

Hugo North Extension

On February 1, 2006, Entrée announced that an initial mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of the Project Property. The resource estimate was the result of a work program that defined a 625 metre extension to the Hugo North Deposit onto Entrée’s property and outlined some extremely rich copper-gold mineralization.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

This initial Hugo North Extension Inferred Resource, at a 0.6% copper equivalent cut-off, was estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 g/t gold for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off. The Inferred Resource was estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold (Table 1).  In addition the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See Table 1 below for details.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Table 1:	Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée/Ivanhoe Shivee Tolgoi Joint Venture Property as of February 20, 2007 at various Copper-Equivalent (CuEq) cut-off grades

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq* (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000

Inferred	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold); %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper

In 2006, Ivanhoe Mines completed a program of condemnation drilling on the Entrée-Ivanhoe Lookout Hill Agreement Area in preparation for infrastructure construction associated with the development of Oyu Tolgoi.  On October 25, 2006, the Company announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”) was intersected approximately 7 kilometres north of the Hugo North Extension.  The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a high priority exploration target.

Heruga Deposit

The southward extension to the Oyu Tolgoi copper-gold mineralized system onto the Entrée-Ivanhoe Project Property has now been documented through drill testing by Ivanhoe Mines (see Entrée news releases of October 3 and 9, 2007 and January 16 and February 26, 2008 and the subsequent Inferred Resource estimate on March 12, 2008). The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

Results from drilling at Heruga have identified significant molybdenum-rich copper-gold mineralization.  These results demonstrate that the Heruga discovery extends for a strike length of at least 2,000 metres, and remains open to the north, south and east. The Heruga Deposit was discovered by drill-testing an induced polarization (“IP”) geophysical anomaly that defined a 3 kilometre-long, north-south zone of high chargeability with a width up to 1,000 metres. The anomaly trends north-northeast towards the Southwest Oyu Deposit on Oyu Tolgoi.

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit.  Heruga is estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade, see Table 2 on page 9.  Based on these figures, the Heruga deposit is estimated to contain at least 8 billion pounds of copper and 13.4 million ounces of gold.  The drilling was conducted by partner and project operator, Ivanhoe Mines.

Nine additional holes have been drilled since the resource estimate was prepared.  These holes have confirmed the extension of Heruga mineralization northwards to the Entrée-Ivanhoe Mines property boundary and to the south. Over 54,000 metres have been drilled to date on Heruga, outlining a coherent block of copper-gold-molybdenum mineralization extending for a strike length of over 2.2 kilometres north-south with the vertical extent varying between 400 to 800 metres and a width of 200 to 300 metres. The shallowest portion of this mineralized system starts at a vertical depth of approximately 500 metres below surface.  Results from these additional holes are expected to be incorporated into an updated resource calculation.

Table 2:      Heruga Inferred Mineral Resource on the Shivee Tolgoi Joint Venture Property as of March 2008

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
*Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98) + (Mo*0.01586))/29.76.  The contained gold, copper and molybdenum in the tables have not been adjusted for recovery.  The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

Identified deposits now occur over 20 kilometres along the structural trend hosting Oyu Tolgoi, Hugo North Extension and Heruga. Entrée management’s long held belief that significant mineralization could extend onto Entrée’s ground beyond the borders of Oyu Tolgoi has now been confirmed both to the north and south.

ii.              Lookout Hill (100% Entrée)

Since 2008, three coal targets have been discovered on Entrée’s 100% owned Togoot Licence: Nomkhon Bohr, Coking Flats and Khar Suul.  These discoveries form part of the rich Permian coal basin of Southern Mongolia which includes Tavaan Tolgoi, located approximately 75 kilometres to the northwest, and reputedly the largest undeveloped high quality coal resource in the world with an estimated 3.5 billion tonnes.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

By the end of May 2009, over 15,000 metres of drilling had been completed on Entrée’s coal targets.   Nomkhon Bohr lies adjacent to the northern boundary of the licence.  Coal seams have been traced over a strike length of approximately 1,200 metres by trenching and drilling. The Coking Flats and Khar Suul targets to the southwest and west southwest respectively of Nomkhon Bohr are at an earlier stage of exploration.

The Nomkhon Bohr area has been divided into east and west zones. Two near continuous seams were intersected in the west and possibly four seams occur in the east.  The seams are predictable from hole to hole and section to section with some fault offset of the seams.  Coal in the eastern half is generally thicker and has lower ash content than that of the western half.

Nomkhon Bohr coal is medium rank bituminous, high in ash with variable sulphur.  Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple coal seams are usually present, with drill intercepts from 0.2 metres to 4.5 metres.  Most of the coal seams dip moderately to the north. Due to the recessive nature of the coal seams, they often come to surface in shallow valleys where they are concealed by a thin veneer of desert sands.  The regional geology has similarities to the large Tavaan Tolgoi coal deposits to the northwest.

The spring 2009 program has focused primarily on infill drilling at Nomkhon Bohr.  These results are currently being correlated in preparation for a resource calculation.  Once the resource calculation has been compiled and registered, an application for conversion of the exploration licence to a mining licence may be made.

The Coking Flats and Khar Suul discoveries are associated with magnetic lows that have been traced over 10 kilometres in length.  Unlike Nomkhon Bohr, these targets are covered by variable thicknesses of younger rocks.  The geometry and potential economic significance are not well understood at this early stage of exploration.

Entrée is continuing to explore the Togoot Licence with drill testing of additional geophysical and geological targets. Exploration will focus on extensive areas of younger cover rocks, as these may conceal the favourable coal-bearing stratigraphy buried at shallow depths.

For the three months ended June 30, 2009, Lookout Hill expenses were $1,871,289 compared to $1,099,352 during the three months ended June 30, 2008 as set out above. The higher expenses in 2009 resulted from coal exploration performed in 2009. For the six months ended June 30, 2009, Lookout Hill expenses were $3,123,274 compared to $1,420,064 during the six months ended June 30, 2008 as set out above. The higher expenses in 2009 resulted from an earlier start to the field season compared to 2008 and to coal exploration performed in 2009.

iii.            Manlai

Entrée’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and to the east of Ivanhoe Mines’ Kharmagtai porphyry copper-gold project.

Limited work is planned on the Manlai project in 2009.  The Company has extended the licence to 2010.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

iv.            Empirical Discovery Agreement 2007

In July 2007, the Company entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 300,000 shares within 5 years of the anniversary of Toronto Stock Exchange (“TSX”) acceptance of the agreement (August 9, 2007).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% Net Smelter Returns (“NSR”) royalty, half of which may be purchased for $2 million.

Entrée has exploration rights to approximately 24,600 acres (9,995 ha) southeast of Safford, Arizona and extending into southwest New Mexico. Geophysical (IP and AMT), geochemical and geological surveys have been completed on the Gold Hill and Duncan porphyry copper targets in Arizona and New Mexico.

Limited drilling of the Duncan geophysical target in May 2009 suggested the anomaly was caused by conductive sediments rather than porphyry-style mineralization, and therefore the project has been terminated.  A drilling permit application for the Gold Hill, Nevada prospect has been filed with the Mining and Minerals Division, New Mexico Energy, Minerals and Natural Resources Department and is now being processed.  Approval of the permit application is expected in the third quarter of 2009.  Once the permit is received, planned work includes 1,500 metres of reverse circulation drilling to test previously defined geophysical targets.

For the three months ended June 30, 2009, Empirical expenses were $76,037 compared to $698,835 during the six months ended June 30, 2008 as set out above. For the six months ended June 30, 2009, Empirical expenses were $104,515 compared to $1,170,727 during the six months ended June 30, 2008 as set out above. Little work was completed in the first six months of 2009 due to permitting and logistical delays.

v.               Empirical Discovery Agreement 2008 (Bisbee)

In January 2008, the Company entered into a second agreement with Empirical Discovery LLC to explore for and test porphyry copper targets in a specified area north of Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century.  The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate possible buried porphyry copper targets.  The recently acquired property covers over 10,800 acres (4,370 ha). Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

Land acquisition and reconnaissance exploration were conducted during the first half of 2008. In February 2009, an approximately 9 line-km test AMT survey budgeted at US$43,000 was completed over the target areas.  The survey resulted in better definition of the target areas.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

For the three months ended June 30, 2009, Bisbee expenses were $10,363 compared to $99,413 during the three months ended June 30, 2008 as set out above. For the six months ended June 30, 2009, Bisbee expenses were $82,202 compared to $168,373 during the six months ended June 30, 2008 as set out above. The higher expenses in 2008 resulted from acquisition costs and reconnaissance exploration.

vi.            Lordsburg

The Lordsburg claims cover 3,885 ha (9,600 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico, USA.  The claims were originally acquired under the 2007 Empirical Discovery agreement.

In September 2008, Entrée announced a $1.2 million drilling budget to test three geophysical, geochemical and geological targets outlined under the Empirical exploration program. Diamond drilling to test the principal targets commenced October 18, 2008 and four widely-spaced diamond drill holes totaling 2,563 m (8,405 ft) were completed by mid-December, 2008.  The best hole, EG-L-08-002, intersected 310 m of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold. The remaining three holes did not intersect significant mineralization. This is the first time porphyry-style mineralization has been found in this region of New Mexico, previously known only for high grade narrow vein deposits.

Additional drilling was recently completed at Entrée’s Lordsburg copper-gold discovery and continues to expand the area of known mineralization.  Potassic alteration and copper mineralization had been intersected in six holes, located within a 400 metres by 600 metres area.  Copper mineralization in the most recent holes has been identified visually and confirmed with a portable XRF (X-ray diffraction) unit.  Complete assay results are pending. Drilling is ongoing and continues to test more widespread geophysical, geochemical and alteration anomalies.  An additional US$300,000 is budgeted for this phase of exploration.

Potassic alteration and sulphide-quartz veining are associated with feldspar porphyry intrusives cutting andesitic volcanics. Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

Follow-up drilling is planned to define the full extent of near-surface mineralization, better characterize structural controls and test other parts of the system for higher-grade mineralization.

For the three months ended June 30, 2009, Lordsburg expenses were $468,948 compared to $11,856 during the six months ended June 30, 2008 as set out above. For the six months ended June 30, 2009, Lordsburg expenses were $953,459 compared to $Nil during the six months ended June 30, 2008 as set out above. The Company began exploration of this location in late 2008; therefore there were no costs in the first two quarters of 2008.

vii.            Huaixi

In November, 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.

Entrée has agreed to spend $3 million to fund exploration activities on the licences (collectively known as “Huaixi” - see maps at www.entreegold.com) over a four year period.  After Entrée has expended $3 million, the Company will hold a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project. The first year commitment under the agreement has been completed.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

The licences cover a large area of advanced argillic alteration with peripheral, small scale, past-producing copper and pyrite mines. As the area has not been extensively drill-tested to depth or explored using deep-penetrating geophysical techniques, it is believed to offer excellent potential for the occurrence of buried copper-gold deposits. The geology of the Huaixi area is similar to that of high-level alteration systems associated with a number of porphyry copper deposits elsewhere in the world.

Entrée’s exploration to date has been successful in outlining a 7 kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  This was done primarily through soil and stream sediment sampling in 2008.  This trend was tested with magnetic (95 line-km) and IP (32 line-km) geophysical surveys during May and June 2009.  Field exploration activities have been temporarily suspended due to the rainy season.

For the three months ended June 30, 2009, Huaixi expenses were $287,916 compared to $103,391 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2009, Huaixi expenses were $434,934 compared to $189.727 during the six months ended June 30, 2009 as set out above. The Company continued surface exploration at Huaixi and dedicated more personnel to the project than in the previous year.

B)         GENERAL AND ADMINISTRATIVE

For the three months ended June 30, 2009, general and administrative expense before stock-based compensation was $738,411 compared to $610,681 during the three months ended June 30, 2008 as set out above.  The increase was due to increased legal and insurance costs. For the six months ended June 30, 2009, general and administrative expense before stock-based compensation was $1,352,841 compared to $1,518,199 during the six months ended June 30, 2008 as set out above.  The change was due to a decrease in consulting fees in 2009 and a one-time write-down of fixed assets during the six months ended June 30, 2008.

C)         STOCK-BASED COMPENSATION

For the three months ended June 30, 2009, stock-based compensation expense was $25,613 compared to $2,116,821 during the three months ended June 30, 2008 as set out above. For the six months ended June 30, 2009, stock-based compensation expense was $1,326,834 compared to $2,166,689 during the six months ended June 30, 2008 as set out above. During the six months ended June 30, 2009, 1,780,000 options were granted with a fair value of $1,250,242 compared to 1,552,500 options that were granted with a fair value of $2,091,088 during the six months ended June 30, 2008.

D)         STOCKHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the three months ended June 30, 2009, stockholder communications and investor relations expense before stock-based compensation was $140,268 compared to $189,026 during the three months ended June 30, 2008 as set out above. For the six months ended June 30, 2009, stockholder communications and investor relations expense before stock-based compensation was $269,545 compared to $341,168 during the six months ended June 30, 2008 as set out above. These decreases were due to a reduction in advertising and conference expenses.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

E)   INTEREST INCOME

For the three months ended June 30, 2009, interest income was $80,161 compared to $537,010 during the three months ended June 30, 2008 as set out above.  For the six months ended June 30, 2009, interest income was $301,841 compared to $1,213,192 during the six months ended June 30, 2008 as set out above.  The Company earns income on its cash and cash equivalents.  The decreases were due to lesser principal amounts invested due to cash expenditures throughout the year and lower interest rates due to market conditions.

F)   VALUATION OF INVESTMENT

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,013,365.  These Notes were issued in replacement of Third Party Asset Backed Commercial Paper (‘ABCP’) formerly held by the Company.  When this ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process overseen by the Pan Canadian Investor Committee.  The restructuring was concluded on January 21, 2009 when the ABCP was replaced with long term asset backed securities - the AB Notes.

Using publicly available information received from the Pan Canadian Investor Committee as well as Ernst & Young, the court appointed monitor of the restructuring, and Blackrock, the asset administrator, the Company determined the key characteristics of each class of AB Notes it received: par value; credit rating; interest rate and projected interest payments; and maturity date.  The Company then engaged an ABCP expert to help estimate the return that a prospective investor would require for each class of AB Notes (Required Yield).  Lastly, it calculated the net present value of the cash flows for each class of AB Notes using the Required Yield as the discount factor.

The fair market value of the AB Notes has been impacted by a number of factors.

There has been an improvement in general corporate credit market conditions over this time period.  This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk - albeit a decline from historically high levels - and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers).  Accordingly, the required yield on the AB Notes has been somewhat reduced to reflect easing in the credit markets.

A second factor is the simple passage of time.  As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches and assuming they do not default.  The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes this period.

There is an offsetting factor in the anticipated missed interest payments on the AB Notes.  The interest income on the pool of assets underlying the Pooled Notes is variable and mostly based on the prevailing Bankers’ Acceptance rates.  This variable income must first pay the fixed expense of the Margin Funding Facility (‘MFF’) fee before any interest is paid to Noteholders.  The MFF lenders are the Canadian banks, some international banks, and the federal government. If there are not enough funds to pay the MFF fee in any given period, then the shortfall accrues and is payable in priority in future periods.  There will be no interest payments on the Notes until there is a rise in the prevailing interest rates and only once any accrued MFF fees are repaid.  This anticipated near-term lack of income on the Notes has a negative impact on their fair market value.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

The net impact of these positive and negative factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $1,660,300 as at June 30, 2009.  Accordingly, the Company has recorded an unrealized gain of $341,903 in other comprehensive income as separate component of stockholders’ equity.

While we believe we have utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management’s estimate of potential recovery as at June 30, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  Management will continue to seek all avenues to recover the maximum value from the original investments and interest due.

The secondary market for the AB Notes is very illiquid with only a very small number of trades reported that took place at very distressed sales prices.  There is little bidding activity and it is difficult to ascertain what potential volume could be transacted at those bids. Investors wishing to sell their AB Notes would have to give up a significant liquidity discount below the intrinsic value of the Notes.  It is uncertain if or when a more liquid secondary market for the AB Notes will develop.

The Company has designated the investments as available-for-sale financial instruments

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Ivanhoe Mines Ltd. At June 30, 2009, the Company’s investment in the joint venture is $Nil. The Company’s share of the loss of the joint venture was  $Nil for the six months ended June 30, 2009 (June 30, 2008, $Nil).

G)   OUTLOOK

In Mongolia, three coal targets have been discovered on Entrée’s 100% owned Togoot Licence: Nomkhon Bohr, Coking Flats and Khar Suul.  These discoveries form part of the rich Permian coal basin of Southern Mongolia which includes Tavaan Tolgoi, located approximately 75 kilometres to the northwest, and reputedly the largest undeveloped high quality coal resource in the world with an estimated 3.5 billion tonnes.

The 2009 program has focused primarily on infill drilling at Nomkhon Bohr and was budgeted for just over $3 million.  Results are currently being correlated in preparation for a resource calculation.  Once the resource calculation has been compiled and registered, an application for conversion of the exploration licence to a mining licence may be made.

Entrée is continuing to explore the Togoot Licence with drill testing of additional geophysical and geological targets. Exploration will focus on extensive areas of younger cover rocks, as these may conceal the favourable coal-bearing stratigraphy buried at shallow depths.

Mineral licences for the Shivee Tolgoi, Javhlant and Togoot properties were extended for final expiry in March and April 2010, unless previously converted to mining licences.  A portion of the Shivee Tolgoi licence and the entire Javhlant licence are subject to the joint venture with Ivanhoe Mines.  The Manlai licence also expires in March 2010.  Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.10 to $1.50 per hectare over the course of the mineral tenure. The total estimated annual fee in order to maintain the licences in good standing is approximately $280,000.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

Drilling by the Ivanhoe-Entrée joint venture is expected to be limited in 2009.

Ground acquisition of priority targets has largely been completed in Arizona and New Mexico under the Empirical Agreement 2007.  Limited drilling of the Duncan geophysical target in May 2009 suggested the anomaly was caused by conductive sediments rather than porphyry-style mineralization, and therefore the project has been terminated.

For the Gold Hill prospect, a drilling permit application has been filed with the Mining and Minerals Division, New Mexico Energy, Minerals and Natural Resources Department and is now being processed.  Approval of the permit application is expected in the third quarter of 2009.  Once the permit is received, planned work includes 1,500 metres of reverse circulation drilling to test previously defined geophysical targets.

In September 2008, the Empirical Lordsburg target was upgraded to a separate project and $1.2 million budgeted for drill testing of three significant geophysical, geochemical and geological anomalies. Drilling at Lordsburg commenced in mid-October 2008 and four widely-spaced drill holes totaling 2,563 m were completed in mid-December, 2008. The Company announced the discovery of significant porphyry copper-gold mineralization at Lordsburg in January 2009. A follow-up, 2009 drill program commenced in mid-February.

The Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.  After Entrée has expended $3 million over 4 years, the Company will have earned a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project.  The Company has completed registration of a Chinese business entity.  Entrée’s exploration to date has been successful in outlining a 7 kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  This was done primarily through soil and stream sediment sampling in 2008.  This trend was tested with magnetic (95 line-km) and IP (32 line-km) geophysical surveys during May and June 2009.  Field exploration activities have been temporarily suspended due to the rainy season.

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.  The recent agreement with HoneyBadger Exploration Inc. in the highly prospective Yerington porphyry copper district of Nevada is subject to due diligence and regulatory approval.

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  The Company has entered into agreements to acquire these types of targets over the past several months in the southwestern U.S and more recently in China.  Other jurisdictions may be considered, depending on the merits of the potential asset.

Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

The Company feels confident that it has sufficient funds available for ongoing operations and possible future acquisitions.

4.     SELECTED QUARTERLY DATA

	Three Months Ended June 30, 2009	Three Months Ended March 31, 2009	Three Months Ended December 31, 2008	Three Months Ended September 30, 2008

Exploration	$2,840,854	$2,015,597	$4,236,000	$2,889,592
General and administrative	942,685	1,921,802	742,828	2,350,113
Loss from operations	(3,783,539)	(3,937,399)	(4,978,828)	(5,239,705)
Interest income	80,161	221,680	324,686	443,438
Loss from equity investee	(22,454)	-	(40,606)	(325,989)
Fair value adjustment to asset
backed commercial paper	-	-	-	(844,537)
Net loss	$(3,725,832)	$(3,715,719)	$(4,694,748)	$(5,966,793)
Loss per share, basic and diluted	$(0.04)	$(0.04)	$(0.05)	$(0.06)

	Three Months Ended June 30, 2008	Three Months Ended March 31, 2008	Three Months Ended December 31, 2007	Three Months Ended September 30, 2007

Exploration	$2,112,848	$1,002,330	$1,097,168	$2,120,233
General and administrative	2,514,253	1,162,875	1,222,037	773,664
Loss from operations	(4,627,101)	(2,165,205)	(2,319,205)	(2,893,897)
Interest income	537,010	676,182	494,635	318,226
Loss from equity investee	-	-	-	-
Fair value adjustment to asset backed commercial paper	-	(489,623)	(425,108)	(573,263)
Net loss	$(4,090,091)	$(1,978,646)	$(2,249,678)	$(3,148,934)

Loss per share, basic and diluted	$(0.04)	$(0.03)	$(0.03)	$(0.04)

The 2009 field exploration season commenced in March resulting in higher exploration costs compared to the first quarter of 2008. Costs in the second quarter of 2009 were higher than 2008 due to the increased activity in the USA and China.  Exploration costs in the third and fourth quarters of 2008 increased compared to the same quarters in 2007 due to the addition of projects in China and the USA and costs associated with evaluating the new coal discovery, Nomkhon Bohr. Exploration costs in the second quarter of 2008 decreased compared to the same quarter in 2007 due to a later start of the field season. Interest income in the first quarter of 2009 and the fourth quarter of 2008 have decreased due to a decrease in interest rates and a reduction in capital invested. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

5.    LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at June 30, 2009 was $41,412,174 and is more than sufficient to finance budgeted exploration, general and administrative expense and investor relations for the balance of 2009. Cash and cash equivalents and short-term investments were $41,473,480 at June 30, 2009. The Company has approximately $37 million surplus funds available for acquisitions and/or operating requirements for 2010 and subsequent years. At present, the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Operating activities

Cash used in operations was $5,987,197 for the six months ended June 30, 2009 (June 30, 2008 - $3,602,083) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

Cash provided by financing activities during the six months ended June 30, 2009 and 2008, the Company issued common shares as follows:

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Six Months Ended June 30, 2008
	Shares	Amount	Shares	Amount

Share Issue Costs	-	$-	-	$(7,186)
Exercise of stock options	50,000	49,266	465,000	521,817
Mineral property interest	20,000	22,515	10,000	20,066
	70,000	$71,781	475,000	$534,697

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

Investing activities

During the six months ended June 30, 2009, the Company advanced $Nil to the joint venture with Ivanhoe Mines representing the Company’s 20% participation in joint venture expenditures. During the six months ended June 30, 2009, the Company expended $34,904 on equipment, primarily for exploration activities (June 30, 2008 - $159,971).

Table of Contractual Commitments

The following table lists as of June 30, 2009 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Office leases	$62,593	$103,744	$-	$-	$166,337
Total	$62,593	$103,744	$-	$-	$166,337

Outstanding share data

As at June 30, 2009, there were 94,630,898 common shares outstanding.  In addition there were 11,823,800 stock options outstanding with exercise prices ranging from C$1.07 to C$3.10 per share.  There were no warrants outstanding at June 30, 2009. As at August 14, 2009, there were 94,665,898 common shares outstanding.

6.	CAPITAL RESOURCES

The Company had no commitments for capital assets at June 30, 2009.

At June 30, 2009, the Company had working capital of $41,412,174 compared to $45,161,538 at December 31, 2008. In addition, the Company had an investment in asset backed commercial paper of $1,743,858 net of all adjustments. Budgeted expenditures for the 12 months ending December 31, 2009 are approximately $9 million for exploration and $3 million for administration and stockholder communications, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing six months by approximately $37 million.

The Company is committed to make lease payments for the rental of office space totaling $166,337 over the remaining three years of its five year office lease in Vancouver, an annual office lease in Beijing and an annual lease for accommodations in Vancouver.

7.   OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

8.   TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the six months ended June 30, 2009 (June 30, 2008 - $40,306).

The June 30, 2008 transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.    PROPOSED TRANSACTIONS

Not applicable.

10.  CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 6 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting ABCP since August 2007 constitute an indication of impairment and it is therefore necessary to carry ABCP at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

The Company has estimated the fair value of ABCP at June 30, 2009 using the methodology and assumptions outlined below.  The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

The Company has applied its best estimate of prospective buyers’ required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring. Based on the fair value estimation, the Company has recorded an unrealized gain of $341,903 (2008 - $Nil) for the three month period ended June 30, 2009. There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

11.  CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2008.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statement” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS 160 is effective for fiscal years beginning after December 31, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS 141 is December 15, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

12.  FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, investments, receivables, accounts payable and accrued liabilities and loan payable some of which are denominated in U.S. dollars, Mongolian Tugriks and Chinese Renminbi. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

13.  OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the more extensive discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with licence and permitting requirements. Exploration licences, as extended, for the four Mongolian properties expire in March or April 2010, unless converted before these dates to mining licences. The total estimated annual fees in order to maintain the licences in good standing is approximately $280,000.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2009
(In United States dollars unless stated otherwise)

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure and procedures as of December 31, 2008 and believes its disclosure controls and procedures to be effective.

It is important to recognize that the Company has limited administrative staffing.  As a result, internal controls and disclosure controls and procedures which rely on segregation of duties in many cases are not appropriate or possible.  The Company relies heavily on senior management review and approval of disclosure documents to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.